Mail Stop 3561

								August 10, 2005

Mr. Steven M. Hershman, President
Loans4Less.com, Inc.
210 Avenue I, Suites E and F
Redondo Beach, California 90277

      Re: 	Loans4Less.com, Inc
		Offering Statement Form 1-A
		Amendment No. 1 filed on July 7, 2005
      File No. 24-10109

Dear Mr. Hershman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I.  Notification

Item 1 - Significant Parties

1. Please revise the disclosure regarding the record owners and beneficial owners of 5% or more of any class of the issuer`s equity securities to clearly indicate that the Series A and B are convertible into common stock.

Item 4.  Jurisdiction in Which Securities Are to be Offered

2. We note the statement that these securities will be offered in such other states as the company may determine. Please disclose all states in which the securities are to be offered.

3. We reissue our previous comment four. Please revise this section to describe in more detail the method by which the securities will be offered. See Item 4(b) of Form 1-A.

Item 5.  Unregistered Securities Issued or Sold Within One Year

4. We note that the company commenced a private placement of its securities to employees in reliance on Regulation D, Rule 506 on November 23, 2004. It does not appear that the company filed a Form
D in connection with this offering. Please file the required Form D for the offering. Additionally, provide us with a copy of the Form D that was filed. In addition, please disclose whether the individuals were sophisticated and/or had access to information regarding the company and its financial condition.

5. We reissue prior comment five. Please disclose the type of services provided in each transaction and the value placed upon those services.

Part II.  Offering Circular

General

6. We note your response to our previous comment eight and we reissue the comment. Please provide a separate section of management`s discussion and analysis of certain relevant factors. While there is no technical requirement to provide a discussion of historical results of operations under Model B of Form 1-A, in this case we believe that such disclosures are necessary to ensure that investors are provided with all material information pertaining to the company.
Specifically, we note that your revenue declined by over 50% from 2003 to 2004, and net income declined by over 90% over the same period. For the quarter ended March 31, 2005, it appears that these negative trends have continued. Accordingly, please provide a discussion of your historical results of operations in accordance with Question 48 of Model A of Form 1-A. In the MD&A section, please quantify fluctuations in key measures including revenue and net income, and discuss the major factors that caused the significant changes to occur. We may have further comment.

Cover Page

7. We reissue our previous comment ten. Please indicate that funds in the escrow account will be promptly returned to the investors if the minimum is not reached after the offering terminates. See Rule
10b-9 of the Securities Exchange Act of 1934. Revise throughout the offering circular as appropriate.



8. We repeat in part our previous comment twelve. Please clarify, if true, that the company is offering 3,000,000 shares of common stock and that selling shareholders will be offering for resale 722,000 shares of common stock underlying 722,000 shares of Series B 6.75% Convertible Preferred Stock. Please clarify the price of the common stock being offered for resale by the selling shareholders. We may have further comment.

Risk Factors, page 2

9. Please revise the risk factor disclosures to discuss the relevant economic trends in the context of your historical financial statements. To the extent that loan volume is discussed, please clearly define this term and indicate that this volume does not represent your revenue.

10. In risk factor one, we note the last two last two sentences in which the company states that it has curtailed its operating expenses and anticipates diversifying its product mix. Please revise the risk factor to focus on the risk to the company if the trend is to continue. The company may want to discuss and analyze these factors in a separate section of management`s discussion and analysis of certain relevant factors.

Dilution, page 6

11. Please revise your disclosure to explain how the net tangible book value per share is calculated, including the dollar amounts used and the date of the financial statements from which these amounts were obtained. It appears the amount is calculated using total assets less total liabilities at March 31, 2005, which includes $50,500 of deferred offering costs. As such amounts will be offset against the offering proceeds, we believe that they should be excluded from the net tangible assets prior to offering. Also, in each of the various scenarios presented on pages 7 and 8, please revise the line for the increase per share attributable to new investors to equal the difference between the net tangible book value per share before and after the offering. Currently, it appears that the amount is calculated as the difference between the initial public offering price and the net tangible book value before the offering, which is incorrect. Please see the instructions to Item 3 of Model B of Form 1-A.

Plan of Distribution, page 8

12. We note the statement that "the Company and its officers may offer the securities without commission or payment." Please clarify if the company plans to pay its officers a commission in offering the securities or in connection with the sale of a security. Also, please clearly identify the officers who will sell the shares.



13. We note that the company at its option may accept partial investments. Please describe whether these partial investments would be below the minimum amount of 5,000 shares or $2,500. Please explain the criteria that management will use to determine whether to accept partial investments and how this reconciles with the disclosure on the cover page that there is a minimum purchase requirement of 5,000 shares.

14. We note your disclosure that "[e]ach investor will execute a subscription agreement in which the investor will acknowledge that he
.. . . is in compliance with the securities laws in which the offering
to such investor is made." Please delete this representation from the subscription agreement, unless the representation is included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. Please revise to summarize the applicable terms and conditions of the subscription agreement. Please file the Form of Subscription Agreement with the next amendment. We may have further comment.

15. Item 4 of Model B to Form 1-A requires that you provide a plan of distribution. Please fully describe how you plan to market and sell your securities. We note you intend to use the internet to market or sell your offering; please review the corporation finance current issues outline on the SEC web site and describe the proposed conduct of such offering in this section.

Use of Proceeds, page 9

16. We note that a large amount of the proceeds is allocated to working capital. Please disclose in more detail how the company expects to use the proceeds allocated to working capital. Please see
Instruction 1 to Item 5 of Model B.

17. In the "Business Plan" section, please describe in more detail the company`s plan of allocating funds towards "Joint
Ventures/Acquisitions" and "Loan Portfolio Investment."

18. Please provide the basis for your reference to "seeking to maximize its return on capital," "high yield mortgage notes," and "the aim of generating monthly recurring income commensurate with prudent risks." We may have further comment.




Description of the Business, page 10

19. In the last sentence in the second to last paragraph on page
10,
we note the statement that "the Company does not have access to its
own funding lines." We also note that in the "Use of Proceeds" section, the company has allocated $1,150,000 for "Loan Portfolio
Investment."   It may be helpful to briefly describe the company`s
plan.

20. We also note the disclosure in the use of proceeds section that you intend to "allocate funds, if appropriate, into direct equity lending opportunities ... in high yield mortgage notes maturing generally in three years or less" and that you intend to "allocate funds, if appropriate, as a principal investor/lender in a diversified portfolio of consumer financings." Please provide a detailed discussion of your planned business expansion. We may have further comment.

21. We repeat in part our previous comment 23. Please describe any agreements that the company has entered into with lending institutions. All material agreements should be filed as exhibits.

22. Please explain the basis for the statement on page 12 that you provide "the borrower with assurance of receiving the most competitive and appropriate mortgage."

23. On page 12, we note the statement that "[t]he Company receives revenue from: (i) Loan transactions in which the lender pays the Company a disclosed yield spread premium (rebate pricing) at closing." Please explain this statement in more detail. If this is a fixed percent or amount, please disclose.

24. We note the loan transactions where the borrower pays the company closing points. Please disclose how the amount or percent is calculated.

25. We note the reference to real estate commissions. Please disclose in greater detail this aspect of your business. Discuss the governmental regulation of this aspect of your business and whether there are any licenses required.

26. On the bottom of page 12, we note the statement that "the Company intends to increase the use of other traditional cost effective forms of media advertising such as television, radio and billboards." Please describe where the company will use these forms of advertising, e.g., California, nationwide etc.

27. Please disclose the material terms of the agreement with BrioRealty.com. We also note that you filed the addendum as an exhibit but not the initial agreement. Please file the initial agreement as an exhibit.


28. We note your supplemental response to prior comment 27 that the company would not engage in any stock trading except in the ordinary course of business. Please explain the types of transactions that you may undertake in the ordinary course of business that would result in stock trading. We may have further comment.

29. Please describe whether the company is dependent on one or more suppliers. See Item 6(a)(2) of Model B.

30. Please describe the "ongoing relationship" with the mortgage lenders. Please describe the principal terms of any agreements between the company and the mortgage lenders and file the agreements as an exhibit.

Market and Suppliers, page 14

31. We note the statements that "[t]he company believes that the country is experiencing a strong demand for residential housing. .
..
.. The Company believes that this demand will continue and the demand for financial options to purchase real estate will continue." Please provide a reasonable basis for the statement or remove. We note the disclosure in risk factor one regarding the slowing market trend.

32. We reissue prior comment 29. Please describe the industry and the company`s competitive position in the industry.

Regulation, page 14

33. Please provide a more detailed discussion of the existing and probably governmental regulations and any rules as a result of the licensing requirements.

Business Plan, page 14

34. We note that the company anticipates in the next twelve months that the company will "[a]pply for and obtain licenses in the United
States, United Kingdom, European Union and other international market." Please reconcile this disclosure of international expansion with the statement in the middle of page 15 that the "[i]f the company raises less than the maximum offered amount, the Company will prioritize its marketing efforts by choosing fewer targeted states," the disclosure at the bottom of page 15 that the company anticipates that in the next two years it will "diversify product mix in ten or more states" and the disclosure in the "Use of Proceeds" section that the company anticipates expanding nationwide. Also, please explain which parts of the United Kingdom and European Union that the company intends to obtain licenses. It may be helpful to discuss in the "Regulation" section, the probable regulation by the countries in which the company plans to expand.

35. Discuss the time frame for commencing and completing each step discussed at the top of page 15. Also, discuss the estimated costs associated with each step.

36. Please discuss in greater detail how the company will offer sub-prime mortgages, high yield mortgage notes, automobile loans, consumer installment loans and credit cards. Please describe the high yield mortgage loans. It may be helpful to discuss in the "Regulation" section, the probable regulations of the company if it offers these products.

37. Please describe the "targeted advertising on an incremental basis."

38. Please describe the "Internet media channel to advertise
Loans4Less.com."

39. We note the disclosure that the company intends to allocate funds as a "principal investor/lender in a diversified consumer financing."
Please explain this disclosure in more detail. We may have further comment.

40. Please describe how the company will "expand its real estate arm."

Description of Property, page 16

41. We partially reissue prior comment 38. Please name the party from whom you lease the space.

Directors, Executive Officers and Significant Employees, page 16

42. We reissue in part our previous comment 40. Please provide a brief account of each person`s business experience during the past five years. For each job held, please include the name of the company and the start date and ending date by month and year.
Also
indicate the principal business of any corporation or other organization where the occupation or employment was carried on. For example, please see the business experience for Julia Leah Greenfield.

Employment and Agent Agreements, page 18

43. Please describe in more detail the principal terms of the employment agreements and agent agreement. Please file the agreements as exhibits. See Item 2(6)(b) of Part III of the Form
1-
A.

Securities Being Offered, page 20

44. Please name the two shareholders owning the shares of Series B common stock. Also, please clarify, if true, that you are registering the resale of the shares of common stock underlying the
Series B common stock.
45. Disclose whether the Series A preferred stock is entitled to any regular dividend payments.

46. Disclose those matters that Series A preferred stock would be entitled to voting rights. Clarify whether Series A preferred stock may vote on the same matters as common stockholders or whether it is limited to certain stockholder matters.

Financial Statements

47. Provide a note to the financial statements that explains the revisions made to the December 31, 2004 and March 31, 2005 financial statements. Refer to paragraph 37 of APB 20.

48. We note your response to prior comments 83 and 85. However, it does not appear that the financial statements have been revised to reflect the recapitalization. Note that a recapitalization occurs when a non-operating shell company, such as Loans4Less.com, issues equity securities to acquire an operating company, such as Union Discount Mortgage. In this situation, the historical financial statements of the operating company are restated to reflect the capitalization of the non-operating shell company (the legal acquirer). As a result, the financial statements are those of the operating company since inception, except that the equity portion of the balance sheet, the statement of stockholders` equity, and earnings per share on the income statement for all periods are retroactively restated to reflect the capitalization of the shell company on the date of the exchange. Based on your disclosures, it would appear that the 100 shares of Union Discount Mortgage were effectively exchanged for 25,000,000 shares of common stock and 21,500,000 shares of Series A preferred stock of Loans4Less.com. As a result, the financial statements of Union Discount Mortgage should be restated as described above. In addition, we believe that additional disclosure regarding the nature of the merger should be made, including the purpose of the distribution to the sole shareholder immediately prior to the merger. The financial statements for each period should include sufficient disclosure such that it is apparent that the financial statements have been retroactively restated, and as a result, the financial statements for all periods are comparable.

49. We note your response to prior comment 84. However, the amounts reported for Series A preferred stock and common stock are inconsistent with the number of shares outstanding. For example, the
25,860,000 shares of common stock would imply a value of $259, yet no amount is shown on the balance sheet. In addition, the footnote disclosures in Note E do not appear to meet the requirements of FAS
129. Please expand these disclosures to include the rights and privileges of each class of security, including voting rights and liquidation preferences, as discussed in paragraphs 4 and 6 of FAS
129. Also, please expand your disclosure to indicate how each type of equity security became outstanding, in conjunction with your statement of stockholders` equity for the period.
Compilation Reports

50. Because the financial statements are unaudited, the compilation reports provide investors with no basis for reliance, and therefore should not be included in the filing. Please delete these reports from the offering circular. Also, please label each page of the financial statements, including footnotes, as being unaudited, and remove all references to the accountant`s compilation reports.

Statements of Stockholders` Equity

51. We note your response to prior comment 65. Please revise the financial statements for each period to include a separate statement of changes in stockholders` equity, showing the changes in all equity accounts during each respective period. This statement should consist of a rollforward of the balance in each equity account during the period, with explanations and accompanying footnote disclosures to clearly identify each significant change during the period, such as the sale of stock, other issuances of shares, net income or loss, and distributions to shareholders. Please revise the financial statements accordingly for all periods presented, including the three months ended March 31, 2005.

Income Statements

52. We note your response to prior comment 71. Please revise the income statements for the years ended December 31, 2004 and 2003 to present basic and diluted earnings per share in accordance with FAS
128. Round earnings per share data to two decimal places for all periods presented. Note that in order to provide the earnings per share disclosures, the financial statements will need to be retroactively restated for the merger with Loans4Less.com, as discussed in detail below.

Cash Flow Statements

53. With respect to the cash flow statements for the years ended December 31, 2004 and 2003, please tell us why the activity relating to loans receivable is presented as an investing activity. If the loans receivable relate to your ongoing business activities, please reclassify these amounts to the operating section of the cash flow statement for each period. If the amounts are unrelated to your ongoing business activities, please expand your disclosure in Note B accordingly.

54. The activity related to marketable securities and borrowings from your stockbroker is presented on a gross basis in the cash flow statement for the year ended December 31, 2003, but on a net basis in the cash flow statement for the year ended December 31, 2004. Please revise the presentation of these transactions to be consistent for both periods, and tell us why you believe that gross or net presentation is appropriate in accordance with paragraphs 11-13 of FAS 95.

Note A - Significant Accounting Policies

55. We note your response to prior comment 73. Please expand Note A to each set of financial statements to include disclosures regarding your business and the major types of transactions from which revenue is generated. We note extensive disclosures regarding different types of revenue generating transactions are included on page 12 under "Description of the Business." Revise Note A for each period to include a summarized version of this information, along with the revenue recognition policies specific to each type of revenue.

Financial Statements for the year ended December 31, 2003

Note C - Due to Stockbroker

56. We note your response to prior comment 78. Please expand your disclosure to more clearly describe the nature of the relationship between your investment account and the line of credit. We believe that additional disclosures are warranted, as a stockbroker margin account is a relatively unusual asset for a corporation to hold. In addition, based on other disclosures in the financial statements, as well as your response to prior comment 85, it appears that Union Discount Mortgage effectively operated as a sole proprietorship for the benefit of the sole shareholder before the merger with Loans4Less.com. If this is the case, please revise your disclosures accordingly.

Financial Statements for the year ended December 31, 2004

57. We note your disclosure under Item 5 regarding the issuance of 860,000 shares of common stock for services in November 2004. Please tell us how you valued these shares in the financial statements, and revise your footnote disclosures to discuss the material facts relating to each issuance. Note that FAS 123 requires shares issued for services to be valued based on the fair value of the stock issued or the services provided, whichever is more reliable. Also, please tell us whether the shares were issued for services performed, or services that will be performed in future periods, and whether there is any vesting schedule associated with the issuance of the shares.

Note A - Summary of Significant Accounting Policies

58. Expand the discussion of marketable securities to explain the related transactions reported on the statement of cash flows, including the purchase and transfer of $1,642,545 of marketable securities to a shareholder. Revise the statement of cash flows as necessary to present cash receipts and payments only, and to present information about noncash investing and financing activities in a narrative or schedule as discussed in paragraphs 32 and 74 of SFAS 95.

Interim Financial Statements - Three Months ended March 31, 2005

Note A - Summary of Significant Accounting Policies

59. We note your response to prior comment 81. Please revise your footnote disclosure to include the information specifically required for interim financial statements under paragraph (2) of Part F/S of
Form 1-A.

Note B - Line of Credit

60. We note your response to prior comment 79. Please revise your footnote disclosure for the quarter ended March 31, 2005 to reflect the correct balance sheet date and the amount outstanding under the line of credit, if any.

Exhibits

61. The exhibits index should be included in the offering circular before the signatures page.

62. We repeat our previous comment 87. Please file an executed copy of the agreement and plan of reorganization.

63. Please revise your legality opinion to indicate that opinion opines upon Delaware law including the Delaware Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

64. The legality opinion should be revised to clarify, if true, that the 722,000 shares of common stock underlying the Series B preferred stock is being registered for resale. Also, please file a validly executed legality opinion. We note the copy filed was marked a Draft
Copy.

* * * * *

      As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




      We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested qualification date.

      You may contact Carlton Tartar at (202) 551-3387 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at
(202)
551-3357.

								Sincerely,



      John Reynolds
      Assistant Director

cc:	Lee W. Cassidy
	Fax (202) 745-1920
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Steven M. Hershman
Loans4Less.com Inc.
August 10, 2005
Page 1